UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) July 13, 2025

Huntington Bancshares Incorporated
(Exact name of registrant as specified in its charter)

Maryland	1-34073	31-0724920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Registrant’s address: 41 South High Street, Columbus, Ohio 43287

Registrant’s telephone number, including area code: (614) 480-2265

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of class	Trading Symbol(s)	Name of exchange on which registered
Depositary Shares (each representing a 1/40th interest in a share of 4.500% Series H Non-Cumulative, perpetual preferred stock)	HBANP	NASDAQ
Depositary Shares (each representing a 1/1000th interest in a share of 5.70% Series I Non-Cumulative, perpetual preferred stock)	HBANM	NASDAQ
Depositary Shares (each representing a 1/40th interest in a share of 6.875% Series J Non-Cumulative, perpetual preferred stock)	HBANL	NASDAQ
Common Stock-Par Value $0.01 per Share	HBAN	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On July 13, 2025, Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Veritex Holdings, Inc., a Texas corporation (“Veritex”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Veritex will merge with and into Huntington (the “Merger”), with Huntington continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Immediately following the Merger, Veritex’s wholly owned banking subsidiary, Veritex Community Bank, will merge with and into Huntington’s wholly owned banking subsidiary, The Huntington National Bank (the “Bank Merger”), which will continue as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of Huntington and Veritex.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Veritex (“Veritex Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by Huntington or Veritex, will be converted into the right to receive 1.95 shares of common stock (the “Exchange Ratio” and such shares, the “Merger Consideration”), par value $0.01 per share, of Huntington (“Huntington Common Stock”). Holders of Veritex Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, each outstanding Veritex equity award will be treated as follows:

•
Veritex Stock Options:  Each Veritex stock option with a per-share exercise price that is less than the per-share value of the Merger Consideration will be cancelled and the holder of such cancelled option will be entitled to receive an amount in cash equal to the product of (i) the excess of the per share value of the Merger Consideration over the option’s per-share exercise price, multiplied by (ii) the number of shares of Veritex Common Stock subject to such stock option immediately prior to the Effective Time.  Any Veritex stock option with a per-share exercise price that is equal to or greater than the per share value of the Merger Consideration will be cancelled for no consideration.

•
Veritex RSUs Granted Prior to July 13, 2025 and Veritex RSUs Held by Non-Employee Directors.  Each outstanding award of unvested restricted stock units (each, an “RSU”) in respect of shares of Veritex Common Stock (each, a “Veritex RSU”) (a) granted prior to July 13, 2025 or (b) held by a non-employee director of Veritex, whether vested or unvested, will be cancelled and converted into the right to receive a number of shares of Huntington Common Stock equal to the product of (i) the number of shares of Veritex Common Stock subject to such Veritex RSU immediately prior to the Effective Time (assuming achievement of the target level of performance for any Veritex RSUs that are subject to performance-based vesting conditions), multiplied by (ii) the Exchange Ratio.

•
Veritex RSUs Granted On or After July 13, 2025.  Each outstanding Veritex RSU that is granted on or after July 13, 2025, other than a Veritex RSU held by a non-employee director of Veritex, will be assumed by Huntington and converted into an RSU in respect of shares of Huntington Common Stock, with the same terms and conditions as were applicable to such Veritex RSU prior to the Effective Time, in an amount equal to the product of (i) the number of shares of Veritex Common Stock subject to such RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded to the nearest whole share of Huntington Common Stock.

The Merger Agreement provides that at or prior to the consummation of the Merger, Huntington will contribute $10 million to the Huntington Foundation, which amount will be dedicated to the markets in which Veritex operates.  The Huntington Foundation will make all decisions regarding the award of such funds, and The Huntington National Bank’s President, Consumer and Regional Banking will work with Malcolm Holland to identify organizations and opportunities that are consistent with Huntington’s charitable giving guidelines.

The Merger Agreement contains customary representations and warranties from both Huntington and Veritex for transactions of this type, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time and (2) Veritex’s obligation to call a meeting of its shareholders to approve the Merger and the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger and the Merger Agreement. Veritex has also agreed to certain non-solicitation obligations related to alternative business combination proposals.

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by Veritex’s shareholders, (2) authorization for listing on the Nasdaq Stock Market of the shares of Huntington Common Stock to be issued in the Merger, subject to official notice of issuance, (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, (4) effectiveness of the registration statement on Form S-4 for the Huntington Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Huntington and Veritex and further provides that a termination fee of $56 million will be payable by Veritex upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Huntington or Veritex, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Huntington, Veritex, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 to be filed by Huntington that will include a proxy statement of Veritex and also constitute a prospectus of Huntington, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of Huntington and Veritex make with the Securities and Exchange Commission (the “SEC”).

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of July 13, 2025, by and between Huntington Bancshares Incorporated and Veritex Holdings, Inc.*
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC.  Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED

Date: July 17, 2025	By:	/s/ Marcy C. Hingst
Marcy C. Hingst
General Counsel

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

HUNTINGTON BANCSHARES INCORPORATED

and

VERITEX HOLDINGS, INC.

Dated as of July 13, 2025

ARTICLE II

EXCHANGE OF SHARES

2.1	Huntington to Make Consideration Available	6
2.2	Exchange of Shares	6

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF VERITEX

3.1	Corporate Organization	9
3.2	Capitalization	11
3.3	Authority; No Violation	12
3.4	Consents and Approvals	13
3.5	Reports	13
3.6	Financial Statements	14
3.7	Broker’s Fees	16
3.8	Absence of Certain Changes or Events	16
3.9	Legal Proceedings	16
3.10	Taxes and Tax Returns	17
3.11	Employees and Employee Benefit Plans.	18
3.12	Compliance with Applicable Law	21
3.13	Certain Contracts	23
3.14	Agreements with Regulatory Agencies	25
3.15	Risk Management Instruments	25
3.16	Environmental Matters	25

-i-

3.17	Investment Securities	26
3.18	Real Property	26
3.19	Intellectual Property	27
3.20	Related Party Transactions	27
3.21	Takeover Restrictions	27
3.22	Reorganization	28
3.23	Opinion	28
3.24	Veritex Information	28
3.25	Loan Portfolio	28
3.26	Insurance	29
3.27	No Investment Adviser or Broker-Dealer Subsidiary	29
3.28	No Other Representations or Warranties	30

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HUNTINGTON

4.1	Corporate Organization	31
4.2	Capitalization	31
4.3	Authority; No Violation	33
4.4	Consents and Approvals	34
4.5	Reports	34
4.6	Financial Statements	35
4.7	Broker’s Fees	37
4.8	Absence of Certain Changes or Events	37
4.9	Legal Proceedings	37
4.10	Taxes and Tax Returns	37
4.11	Compliance with Applicable Law	38
4.12	Certain Contracts	39
4.13	Agreements with Regulatory Agencies	40
4.14	Information Technology	40
4.15	Related Party Transactions	40
4.16	Reorganization	41
4.17	Investment Securities	41
4.18	Risk Management Instruments	41
4.19	Huntington Information	42
4.20	Employee Benefit Plans	42
4.21	No Other Representations or Warranties	43

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business Prior to the Effective Time; Forbearances	43
5.2	Huntington Forbearances	47

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ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	48
6.2	Access to Information	51
6.3	Veritex Shareholder Approval	52
6.4	Legal Conditions to Merger	52
6.5	Stock Exchange Listing	53
6.6	Employee Matters	53
6.7	Indemnification; Directors’ and Officers’ Insurance	56
6.8	Additional Agreements	57
6.9	Advice of Changes	57
6.10	Dividends	57
6.11	Huntington Foundation: Texas Commitment	57
6.12	Acquisition Proposals	58
6.13	Public Announcements	59
6.14	Change of Method	59
6.15	Restructuring Efforts	59
6.16	Takeover Restrictions	60
6.17	Exemption from Liability Under Section 16(b)	60
6.18	Litigation and Claims	60
6.19	Assumption of Veritex Debt	61

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	61
7.2	Conditions to Obligations of Huntington	62
7.3	Conditions to Obligations of Veritex	63

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	64
8.2	Effect of Termination	65

ARTICLE IX

GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	66
9.2	Amendment	66
9.3	Extension; Waiver	67
9.4	Expenses	67

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9.5	Notices	67
9.6	Interpretation	68
9.7	Confidential Supervisory Information	69
9.8	Counterparts	69
9.9	Entire Agreement	69
9.10	Governing Law; Jurisdiction.	69
9.11	Waiver of Jury Trial	70
9.12	Assignment; Third-Party Beneficiaries	70
9.13	Specific Performance	71
9.14	Severability	71
9.15	Delivery by Electronic Transmission	71

Exhibit A	-	Form of Bank Merger Agreement

-iv-

INDEX OF DEFINED TERMS

Page

Adjusted RSU Award	4
affiliate	68
Agreement	1
Annual Bonus	55
Articles of Merger	2
Bank Merger	5
Bank Merger Agreement	5
Bank Merger Certificates	6
BHC Act	9
business day	68
Certificate of Merger	2
Chosen Courts	69
Closing	1
Closing Date	1
Code	1
Confidentiality Agreement	51
Continuing Employees	53
Effective Time	2
Enforceability Exceptions	12
Environmental Laws	25
ERISA	18
ESOP	19
Exception Shares	2
Exchange Act	13
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	2
FDIC	10
Federal Reserve Board	13
GAAP	9
Governmental Entity	13
Huntington	1
Huntington 401(k) Plan	54
Huntington Articles	31
Huntington Benefit Plans	42
Huntington Bylaws	31
Huntington Common Stock	2
Huntington Contract	40
Huntington Deferred Stock Unit Awards	32
Huntington Disclosure Schedule	30
Huntington ERISA Affiliate	42
Huntington Preferred Stock	31
Huntington Regulatory Agreement	40
Huntington Reports	35

-v-

Huntington Restricted Stock Unit Awards	32
Huntington Share Closing Price	7
Huntington Stock Options	31
Huntington Stock Plans	32
Huntington Subsidiary	31
Identified Employee	45
Intellectual Property	27
IRS	17
knowledge	68
Liens	11
Loans	28
made available	68
Maryland Department	2
Material Adverse Effect	9
Materially Burdensome Regulatory Condition	49
Merger	1
Merger Consideration	2
Merger Consideration Value	5
MGCL	1
Multiemployer Plan	19
Multiple Employer Plan	19
NASDAQ	7
New Certificates	6
New Plans	53
OCC	13
Old Certificate	2
PBGC	20
Permitted Encumbrances	26
person	68
Personal Data	21
Premium Cap	56
Proxy Statement	13
Regulatory Agencies	13
Representatives	58
Requisite Regulatory Approvals	62
Requisite Veritex Vote	12
S-4	13
Sarbanes-Oxley Act	15
SEC	13
Securities Act	14
SRO	13
Subsidiary	10
Surviving Corporation	1
Takeover Restrictions	27
Tax	17
Tax Return	18

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Taxes	17
TBOC	1
Termination Date	64
Termination Fee	66
Texas Secretary	2
Veritex	1
Veritex 401(k) Plan	54
Veritex Acquisition Proposal	58
Veritex Adverse Recommendation Change	52
Veritex Articles	10
Veritex Benefit Plans	18
Veritex Board Recommendation	51
Veritex Bylaws	10
Veritex Common Stock	2
Veritex Contract	24
Veritex Director RSU Award	4
Veritex Disclosure Schedule	9
Veritex Equity Awards	5
Veritex ERISA Affiliate	18
Veritex Incentive Plan	55
Veritex Indemnified Parties	56
Veritex Insiders	60
Veritex Meeting	51
Veritex Owned Properties	26
Veritex Qualified Plans	18
Veritex Real Property	26
Veritex Regulatory Agreement	25
Veritex Reports	14
Veritex Restricted Stock Unit Award	5
Veritex Stock Option	3
Veritex Stock Plans	5
Veritex Subsidiary	10
Veritex Vested RSU Award	4
Vermon Unvested RSU Award	4
Willful Breach	65

-vii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 13, 2025 (this “Agreement”), by and between Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”) and Veritex Holdings, Inc., a Texas corporation (“Veritex”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Huntington and Veritex have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Veritex will, subject to the terms and conditions set forth herein, merge with and into Huntington (the “Merger”), so that Huntington is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1          The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Laws, as amended (the “MGCL”) and the Texas Business Organizations Code, as amended (the “TBOC”), at the Effective Time, Veritex shall merge with and into Huntington.  Huntington shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Maryland.  Upon consummation of the Merger, the separate corporate existence of Veritex shall terminate.

1.2          Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, remotely via the electronic exchange of closing deliveries, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Huntington and Veritex.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.3          Effective Time.  Subject to the terms and conditions of this Agreement, on or before the Closing Date, Huntington shall cause to be filed articles of merger (the “Articles of Merger”) as provided under the MGCL with the Maryland State Department of Assessments and Taxation (the “Maryland Department”) and a certificate of merger (the “Certificate of Merger”) as provided under the TBOC with the Texas Secretary of State (the “Texas Secretary”).  The Merger shall become effective as of the date and time specified in the Articles of Merger and the Certificate of Merger in accordance with the relevant provisions of the MGCL and the TBOC, or at such other date and time as shall be provided by applicable law (such date and time, the “Effective Time”).

1.4          Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MGCL and the TBOC and this Agreement.

1.5          Conversion of Veritex Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Huntington, Veritex, or the holder of any of the following securities:

(a)          Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of Veritex issued and outstanding immediately prior to the Effective Time (“Veritex Common Stock”), except for shares of Veritex Common Stock owned by Veritex or Huntington (in each case other than shares of Veritex Common Stock (i) held in any Veritex Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity and (ii) held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)) shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, 1.95 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.01 per share, of Huntington (the “Huntington Common Stock”).

(b)          All of the shares of Veritex Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book‑entry account statements relating to the ownership of shares of Veritex Common Stock) previously representing any such shares of Veritex Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of a fractional share which the shares of Veritex Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case without any interest thereon.  Old Certificates previously representing shares of Veritex Common Stock shall be exchanged for certificates or, at Huntington’s option, evidence of shares in book-entry form representing whole shares of Huntington Common Stock as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Huntington Common Stock or Veritex Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or extraordinary distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of Veritex Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Huntington or Veritex to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c)          Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Veritex Common Stock that are owned by Veritex or Huntington (in each case other than the Exception Shares) immediately prior to the Effective Time shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6          Huntington Common Stock.  At and after the Effective Time, each share of Huntington Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.7          Treatment of Veritex Equity Awards.

(a)          At the Effective Time, each option granted by Veritex to purchase shares of Veritex Common Stock under a Veritex Stock Plan (as defined below) that is outstanding and unexercised immediately prior to the Effective Time whether or not vested (a “Veritex Stock Option”) shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, and in exchange therefor, the holder of such cancelled Veritex Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Veritex Stock Option, an amount in cash (less applicable Tax withholdings pursuant to Section 2.2(g)) equal to the product of (i) the excess, if any, of the Merger Consideration Value over the per share exercise price of the applicable Veritex Stock Option, multiplied by (ii) the number of shares of Veritex Common Stock subject to such Veritex Stock Option immediately prior to the Effective Time.  At the Effective Time, any Veritex Stock Option that has an exercise price per share of Veritex Common Stock that is equal to or greater than the Merger Consideration Value shall be canceled for no consideration and shall cease to exist.  Subject to Section 2.2(g), Huntington will cause the Surviving Corporation to make all payments to former holders of Veritex Stock Options required under this Section 1.7(a) on the first regular payroll date that covers a full payroll period commencing on or after the Closing Date.  To the extent required by the applicable Veritex Stock Plan, Veritex shall notify the holders of Veritex Stock Options in writing or electronically that the Veritex Stock Options will be exercisable during the period that begins approximately ten (10) business days prior to the Effective Time and ends three (3) business days prior to the Effective Time, and that, if the Veritex Stock Option is not exercised during such period, the Veritex Stock Option will be cancelled and receive the Merger Consideration Value (less the applicable per share exercise price and applicable Tax withholdings pursuant to Section 2.2(g)) as provided in this Section 1.7(a).

(b)          At the Effective Time, each Veritex Restricted Stock Unit Award granted on or after the date hereof that is not a Veritex Director RSU Award (as defined below) (each, a “Veritex Unvested RSU Award”) shall be assumed and converted into a restricted stock unit award in respect of Huntington Common Stock (an “Adjusted RSU Award”) with the same terms and conditions as were applicable under such Veritex Unvested RSU Award immediately prior to the Effective Time (including vesting terms, which shall not include any vesting terms that provide for vesting solely as a result of a change in control event (or similar term)) and relating to the number of shares of Huntington Common Stock equal to the product of (i) the number of shares of Veritex Common Stock subject to such Veritex Unvested RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Huntington Common Stock, with each such Adjusted RSU Award to continue to be subject to (A) service-based vesting conditions and (B) any vesting provisions upon a termination of service as set forth in the applicable award agreement, in each case, following the Effective Time.

(c)          At the Effective Time, each Veritex Restricted Stock Unit Award granted prior to the date hereof that is not a Veritex Director RSU Award (as defined below) and that is outstanding and vested as of immediately prior to the Effective Time (but not yet settled) or that vested by its terms as a result of the consummation of the transaction contemplated by this Agreement (each, a “Veritex Vested RSU Award”), shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, and in exchange therefor, the holder of such cancelled Veritex Vested RSU Award will be entitled to receive (without interest), in consideration of the cancellation of such Veritex Vested RSU Award, a number of shares of Huntington Common Stock equal to the product of (i) the number of shares of Veritex Common Stock subject to such Veritex Vested RSU Award immediately prior to the Effective Time (assuming the achievement of the target level of performance for any Veritex Vested RSUs that are subject to performance-based vesting conditions), multiplied by (ii) the Exchange Ratio, less applicable Tax withholdings pursuant to Section 2.2 required to be withheld with respect to such Veritex Vested RSU Award, with the shares of Huntington Common Stock in respect of such Veritex Vested RSU Awards to be issued by the Surviving Corporation on the first regular payroll date that covers a full payroll period commencing on or after the Closing Date.

(d)          At the Effective Time, each Veritex Restricted Stock Unit Award that is held by a non-employee director of Veritex and that is outstanding as of immediately prior to the Effective Time (each, a “Veritex Director RSU Award”), whether vested or unvested, shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, and in exchange therefor, the holder of such cancelled Veritex Director RSU Award will be entitled to receive (without interest), in consideration of the cancellation of such Veritex Director RSU Award, a number of shares of Huntington Common Stock equal to the product of (i) the number of shares of Veritex Common Stock subject to such Veritex Director RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with the shares of Huntington Common Stock in respect of such Veritex Director RSU Awards to be issued by the Surviving Corporation as soon as reasonably practicable, and in any event no later than, ten (10) days after the Closing Date.

(e)          Promptly following the Effective Time, Huntington shall file a post-effective amendment to the S-4 or an effective registration statement on Form S-8 with respect to the Huntington Common Stock subject to the applicable Adjusted RSU Awards, as required.

(f)          At or prior to the Effective Time, Veritex, the Board of Directors of Veritex and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including providing any notice of the right to exercise the Veritex Stock Options as required under the Veritex Stock Plans, for the treatment of the Veritex Equity Awards and to effectuate the provisions of this Section 1.7.

(g)          For purposes of this Agreement, the following terms shall have the following meanings:

(i)          “Merger Consideration Value” means the product of (x) the Exchange Ratio multiplied by (y) the Huntington Share Closing Price (such product rounded down to the nearest penny).

(ii)          “Veritex Equity Awards” means the Veritex Stock Options, and Veritex Restricted Stock Unit Awards.

(iii)          “Veritex Restricted Stock Unit Award” means a restricted stock unit award in respect of shares of Veritex Common Stock granted under a Veritex Stock Plan that is outstanding immediately prior to the Effective Time.

(iv)          “Veritex Stock Plans” means the Veritex Holdings, Inc. First Amended 2010 Stock Option and Equity Incentive Plan, the 2014 Omnibus Incentive Plan for Veritex Holdings, Inc., the 2019 Amended and Restated Omnibus Incentive Plan for Veritex Holdings, Inc., the 2022 Amended and Restated Omnibus Incentive Plan for Veritex Holdings, Inc. and the 2025 Amended and Restated Omnibus Incentive Plan for Veritex Holdings, Inc.

1.8          Bylaws of Surviving Corporation.  At the Effective Time, the bylaws of Huntington, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9          Tax Consequences.  It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.10          Bank Merger.  Immediately following the Merger, Veritex Community Bank, a Texas state-chartered bank and a wholly owned Subsidiary of Veritex, will merge (the “Bank Merger”) with and into The Huntington National Bank, a national bank and a wholly owned Subsidiary of Huntington.  The Huntington National Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Veritex Community Bank shall cease.  Promptly after the date of this Agreement, The Huntington National Bank and Veritex Community Bank shall enter into an agreement and plan of merger in substantially the form attached hereto as Exhibit A (the “Bank Merger Agreement”).  Each of Huntington and Veritex shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of The Huntington National Bank and Veritex Community Bank, respectively.  Prior to the Effective Time, Veritex shall cause Veritex Community Bank, and Huntington shall cause The Huntington National Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

ARTICLE II

EXCHANGE OF SHARES

2.1          Huntington to Make Consideration Available.  At or prior to the Effective Time, Huntington shall deposit, or shall cause to be deposited, with a bank or trust company designated by Huntington and reasonably acceptable to Veritex (the “Exchange Agent”), for the benefit of the holders of Old Certificates, certificates or, at Huntington’s option, evidence in book-entry form, representing shares of Huntington Common Stock to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) in exchange for outstanding shares of Veritex Common Stock (“New Certificates”), and (b) cash in an amount sufficient to pay cash in lieu of any fractional shares (such New Certificates and cash described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2          Exchange of Shares.

(a)          As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Huntington shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Veritex Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for certificates representing the number of whole shares of Huntington Common Stock and any cash in lieu of fractional shares which the shares of Veritex Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b).  From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Huntington Common Stock to which such holder of Veritex Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (x) any cash in lieu of a fractional share which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2.  No interest will be paid or accrued on the Huntington Common Stock or any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates.  Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Huntington Common Stock which the shares of Veritex Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)          No dividends or other distributions declared with respect to Huntington Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II.  After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Huntington Common Stock which the shares of Veritex Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.10).

(c)          If any New Certificate representing shares of Huntington Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Huntington Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)          After the Effective Time, there shall be no transfers on the stock transfer books of Veritex of the shares of Veritex Common Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Huntington Common Stock, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e)          Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Huntington Common Stock shall be issued upon the surrender for exchange of Old Certificates or otherwise pursuant to this Agreement, no dividend or distribution with respect to Huntington Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Huntington.  In lieu of the issuance of any such fractional share, Huntington shall pay to each former holder who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Huntington Common Stock on the NASDAQ Stock Market (the “NASDAQ”) as reported by The Wall Street Journal for the five (5) consecutive full trading days ending on the day preceding the Closing Date (the “Huntington Share Closing Price”) by (ii) the fraction of a share (after taking into account all shares of Veritex Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Huntington Common Stock which such holder would otherwise be entitled to receive pursuant to Article I.  The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)          Any portion of the Exchange Fund that remains unclaimed by the holders of Veritex Common Stock for one (1) year after the Effective Time shall be paid to the Surviving Corporation.  Any former holders of Veritex Common Stock who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Huntington Common Stock and cash in lieu of any fractional shares and any unpaid dividends and distributions on the Huntington Common Stock deliverable in respect of each former share of Veritex Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of Huntington, Veritex, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Veritex Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)          Huntington shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Huntington Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of Veritex Common Stock or Veritex Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment or vesting or settlement of such Veritex Equity Awards under the Code or any provision of state, local or foreign Tax law, which Taxes shall be satisfied by Huntington withholding the number of shares of Huntington Common Stock necessary to satisfy applicable withholding Taxes that would otherwise be issuable to the holder of a Veritex Equity Award in respect of such Veritex Equity Award.  To the extent that amounts or shares of Huntington Common Stock, as applicable, are so withheld by Huntington or the Exchange Agent, as the case may be, and the applicable Taxes are paid over to the appropriate governmental authority, the withheld amounts or shares of Huntington Common Stock shall be treated for all purposes of this Agreement as having been paid or delivered to the holder of Veritex Common Stock or Veritex Equity Awards in respect of which the deduction and withholding was made by Huntington or the Exchange Agent, as the case may be.  Notwithstanding anything herein to the contrary, any amounts payable in connection with the Closing in respect of any Veritex Equity Award pursuant to Section1.7, with respect to employee award holders of Veritex and its Subsidiaries may be made through the payroll system of the Surviving Corporation or one of its Subsidiaries.

(h)          In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Huntington or the Exchange Agent, the posting by such person of a bond in such amount as Huntington or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Huntington Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF VERITEX

Except (i) as disclosed in the disclosure schedule delivered by Veritex to Huntington concurrently herewith (the “Veritex Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Veritex Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Veritex that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Veritex Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Veritex hereby represents and warrants to Huntington as follows:

3.1          Corporate Organization.

(a)          Veritex is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”) that has elected to be treated as a financial holding company under the BHC Act.  Veritex has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects.  Veritex is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Veritex.  As used in this Agreement, the term “Material Adverse Effect” means, with respect to Huntington, Veritex or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of or effects arising from (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or interpretations thereof, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak, continuation or escalation of war or acts of terrorism or cyberattacks) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) any international tariffs, trade policies or similar “trade” actions, (E) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods, wildfires or other natural disasters or from any outbreak of any disease, epidemic, pandemic or other public health event, (F) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 4.3(c) or 4.4) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (G) ) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C), (D) or (E), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby.  As used in this Agreement, the term “Subsidiary,” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such person for financial reporting purposes.  True and complete copies of the certificate of formation of Veritex, as amended (the “Veritex Articles”) and the bylaws of Veritex, as amended (the “Veritex Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Veritex to Huntington.

(b)          Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Veritex, each Subsidiary of Veritex (a “Veritex Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of Veritex to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of each Subsidiary of Veritex that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Veritex, threatened.  Section 3.1(b) of the Veritex Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Veritex as of the date hereof.

3.2          Capitalization.

(a)          The authorized capital stock of Veritex consists of 75,000,000 shares of Veritex Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.  As of July 11, 2025, no shares of capital stock or other equity or voting securities of Veritex are issued, reserved for issuance or outstanding, other than (i) 54,329,738 shares of Veritex Common Stock issued and outstanding, (ii) 585,399 shares of Veritex Common Stock reserved for issuance upon the exercise of outstanding Veritex Stock Options, (iii) 602,741 shares of Veritex Common Stock reserved for issuance upon the settlement of outstanding Veritex Restricted Stock Unit Awards that vest based solely on services, (iv) 178,824 shares of Veritex Common Stock reserved for issuance upon the settlement of outstanding Veritex Restricted Stock Unit Awards that are subject to performance-vesting conditions assuming that performance with respect thereto is achieved at the target level (and 268,236  shares of Veritex Common Stock assuming that performance is achieved at the maximum level), and (v) 1,080,288 shares of Veritex Common Stock reserved for issuance for future grants under the Veritex Stock Plans.  As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since July 11, 2025 resulting from the exercise, vesting or settlement of any Veritex Equity Awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Veritex issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of Veritex Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Veritex may vote are issued or outstanding.  Except as set forth in Section 3.2(a) of the Veritex Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Veritex are issued or outstanding.  Other than Veritex Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Veritex to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b)          There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Veritex or any of the Veritex Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Veritex Common Stock or other equity interests of Veritex.  Other than the Veritex Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Veritex or any of its Subsidiaries) are outstanding.

(c)          Veritex owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Veritex Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Veritex Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Veritex Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3          Authority; No Violation.

(a)          Veritex has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Veritex.  The Board of Directors of Veritex has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Veritex and has directed that this Agreement and the transactions contemplated hereby be submitted to Veritex’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect.  Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Veritex Common Stock entitled to vote on this Agreement (the “Requisite Veritex Vote”), and the adoption and approval of the Bank Merger Agreement by the board of directors of Veritex Community Bank and Veritex as its sole shareholder, no other corporate proceedings on the part of Veritex are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Veritex and (assuming due authorization, execution and delivery by Huntington) constitutes a valid and binding obligation of Veritex, enforceable against Veritex in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b)          Subject to the receipt of the Requisite Veritex Vote, neither the execution and delivery of this Agreement by Veritex nor the consummation by Veritex of the transactions contemplated hereby, nor compliance by Veritex with any of the terms or provisions hereof, will (i) violate any provision of the Veritex Articles or the Veritex Bylaws or comparable governing documents of any Veritex Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Veritex or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Veritex or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Veritex or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Veritex.

3.4          Consents and Approvals.  Except for (a) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval or regulatory waiver of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices and expiration of any related waiting period, (d) the filing of any required applications, filings or notices listed on Section 3.4 of the Veritex Disclosure Schedule or Section 4.4 of the Huntington Disclosure Schedule and approval or non-objection, as applicable, of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meetings of Veritex’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Huntington in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S‑4, (f) the filing of the Certificate of Merger with the Texas Secretary pursuant to the TBOC, the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement and the approval of the listing of such Huntington Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Veritex of this Agreement or (ii) the consummation by Veritex of the Merger and the other transactions contemplated hereby (including the Bank Merger).  As used in this Agreement, “SRO” means (A) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (B) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.  As of the date hereof, Veritex is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5          Reports.

(a)          Veritex and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Texas Department of Banking, (vi) any foreign regulatory authority and (vii) any SRO ((i) – (vii), collectively, “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Veritex.  Subject to Section 9.7 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Veritex and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Veritex, investigation into the business or operations of Veritex or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.  Subject to Section 9.7, there (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Veritex or any of its Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Veritex or any of its Subsidiaries since January 1, 2023, in each case of clauses (x) and (y), which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.

(b)          An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Veritex or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, since January 1, 2023 (the “Veritex Reports”) is publicly available.  No such Veritex Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all Veritex Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Veritex has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Veritex Reports.

3.6          Financial Statements.

(a)          The financial statements of Veritex and its Subsidiaries included (or incorporated by reference) in the Veritex Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Veritex and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Veritex and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Veritex and its Subsidiaries have been, since January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.  Grant Thornton LLP has not resigned (or informed Veritex that it intends to resign) or been dismissed as independent public accountants of Veritex as a result of or in connection with any disagreements with Veritex on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex, neither Veritex nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Veritex, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Veritex included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)          The records, systems, controls, data and information of Veritex and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Veritex or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.  Veritex (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Veritex, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Veritex by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Veritex’s outside auditors and the audit committee of Veritex’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Veritex’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Veritex, any fraud, whether or not material, that involves management or other employees who have a significant role in Veritex’s internal controls over financial reporting.  These disclosures were made in writing by management to Veritex’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Huntington.  To the knowledge of Veritex, there is no reason to believe that Veritex’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)          Since January 1, 2023, (i) neither Veritex nor any of its Subsidiaries, nor, to the knowledge of Veritex, any director, officer, auditor, accountant or representative of Veritex or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Veritex, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Veritex or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Veritex or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Veritex or any of its Subsidiaries, whether or not employed or retained by Veritex or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Veritex or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Veritex or any committee thereof or similar governing body of any Veritex Subsidiary or any committee thereof, or, to the knowledge of Veritex, to any director or officer of Veritex or any Veritex Subsidiary.

3.7          Broker’s Fees.  Neither Veritex nor any Veritex Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement other than Keefe, Bruyette & Woods, Inc.

3.8          Absence of Certain Changes or Events.

(a)          Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.

(b)          Since December 31, 2024 through the date of this Agreement, except with respect to the transactions contemplated hereby, Veritex and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9          Legal Proceedings.

(a)          Neither Veritex nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Veritex, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Veritex or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b)          There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Veritex, any of its Subsidiaries or the assets of Veritex or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10        Taxes and Tax Returns.

(a)          Each of Veritex and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  Neither Veritex nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return.  All material Taxes of Veritex and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of Veritex and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither Veritex nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.  The federal income Tax Returns of Veritex and its Subsidiaries for all years up to and including the tax year ended December 31, 2020 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Veritex or any of its Subsidiaries.  There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Veritex and its Subsidiaries or the assets of Veritex and its Subsidiaries.  In the last six years, neither Veritex nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Veritex or any of its Subsidiaries was required to file any Tax Return that was not filed.  Veritex has made available to Huntington true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.  There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Veritex or any of its Subsidiaries.  Neither Veritex nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Veritex and its Subsidiaries).  Neither Veritex nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Veritex) or (B) has any liability for the Taxes of any person (other than Veritex or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Veritex nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.  Neither Veritex nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).  At no time during the past five years has Veritex been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)          As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)          As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11        Employees and Employee Benefit Plans.

(a)          Section 3.11(a) of the Veritex Disclosure Schedule lists all material Veritex Benefit Plans.  For purposes of this Agreement, “Veritex Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other compensation or benefit plans, programs or arrangements, and all retention, bonus, employment, termination or severance plans, programs or arrangements or other contracts or agreements to or with respect to which Veritex or any Subsidiary or any trade or business of Veritex or any of its Subsidiaries, whether or not incorporated, all of which together with Veritex would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Veritex ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Veritex or any of its Subsidiaries or any Veritex ERISA Affiliate, or to which Veritex or any of its Subsidiaries is required or obligated to maintain, contribute to or sponsor, for the benefit of any current or former employee, officer, director or independent contractor of Veritex or any of its Subsidiaries or any Veritex ERISA Affiliate.

(b)          Veritex has heretofore made available to Huntington true and complete copies of each of the material Veritex Benefit Plans and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements to any Veritex Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to any such Veritex Benefit Plan, (iv) the most recently prepared actuarial report for each such Veritex Benefit Plan (if applicable) for each of the last two years and (v) all material non-routine correspondence received from or sent to any Governmental Entity in the last two years.

(c)          Each Veritex Benefit Plan has been established, operated, maintained and administered in all respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance as would not result in any material liability to Veritex or its Subsidiaries.

(d)          Section 3.11(d) of the Veritex Disclosure Schedule identifies each Veritex Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Veritex Qualified Plans”).  The IRS has issued a favorable determination or opinion letter with respect to each Veritex Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Veritex, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any Veritex Qualified Plan or the related trust or increase the costs relating thereto.

(e)          No Veritex Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and none of Veritex and its Subsidiaries nor any Veritex ERISA Affiliate has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to any plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(f)          None of Veritex and its Subsidiaries nor any Veritex ERISA Affiliate maintains, sponsors or contributes to or has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Veritex and its Subsidiaries nor any Veritex ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(g)          The Veritex Community Bank Employee Stock Ownership Plan previously maintained by the Company (the “ESOP”) has been duly terminated in accordance with applicable law and the terms of the ESOP. All assets of the ESOP have been distributed to participants or their beneficiaries, or otherwise disposed of in accordance with the requirements of the Code and ERISA, and there are no outstanding contributions, obligations, or liabilities with respect to the ESOP.

(h)          Neither Veritex nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i)          All material contributions required to be made to any Veritex Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Veritex Benefit Plan, since January 1, 2023, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements of Veritex.

(j)          There are no pending or, to the knowledge of Veritex, threatened (in writing) claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Veritex, no set of circumstances exists that may reasonably be likely to give rise to a material claim or lawsuit, against the Veritex Benefit Plans, any fiduciaries thereof with respect to their duties to the Veritex Benefit Plans or the assets of any of the trusts under any of the Veritex Benefit Plans that could in any case reasonably be likely to result in any material liability of Veritex or any of its Subsidiaries to the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Veritex Benefit Plan, or any other party.

(k)          None of Veritex or its Subsidiaries nor any Veritex ERISA Affiliate nor, to the knowledge of Veritex, any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any of the Veritex Benefit Plans or their related trusts, Veritex, any of its Subsidiaries, any Veritex ERISA Affiliate or any person that Veritex or any of its Subsidiaries has an obligation to indemnify to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or independent contractor of Veritex or any of its Subsidiaries to any payment or benefit, including severance pay, unemployment compensation, accrued pension benefit, or a change in control bonus or retention payment, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Veritex or any of its Subsidiaries, (iii) accelerate the timing of or trigger any funding obligation under a rabbi trust or similar funding vehicle under any Veritex Benefit Plan, or (iv) result in any limitation on the right of Veritex or any of its Subsidiaries or Veritex ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Veritex Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Veritex or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(m)          No Veritex Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(n)          There are no pending or, to the knowledge of Veritex, threatened (in writing) material labor grievances or material unfair labor practice claims or charges against Veritex or any of its Subsidiaries, or any strikes or other labor disputes against Veritex or any of its Subsidiaries.  Neither Veritex nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor union, works council or similar labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Veritex or any of its Subsidiaries, and, to the knowledge of Veritex, there are no organizing efforts by any union or other group seeking to represent any employees of Veritex or any of its Subsidiaries.

(o)          Veritex and its Subsidiaries are in compliance in all material respects with, and since January 1, 2023 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, privacy right, labor disputes, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(p)          (i) To the knowledge of Veritex, no written allegations of sexual harassment, sexual misconduct or discrimination have been made in the past five (5) years against any person who is a current member of the Board of Directors of Veritex or a current Section 16 officer (or, in the past two (2) years, against any person who during such two (2) year period was a Section 16 officer or an employee of Veritex or its Subsidiaries categorized at or above job level 27), (ii) in the past five (5) years neither Veritex nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or discrimination by any current member of the Board of Directors of Veritex or any current Section 16 officer (or, in the past two (2) years, any former Section 16 officer or any employee of Veritex or its Subsidiaries categorized at or above job level 27), and (iii) there are no proceedings currently pending or, to the knowledge of Veritex, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any current member of the Board of Directors of Veritex or any current Section 16 officer.

3.12        Compliance with Applicable Law.

(a)          Veritex and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Veritex, and to the knowledge of Veritex no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(b)          Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex, Veritex and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to Veritex or any of its Subsidiaries, including (to the extent applicable to Veritex or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c)          Veritex Community Bank has a Community Reinvestment Act rating of “satisfactory” or better as of its most recently completed Community Reinvestment Act examination.

(d)          Veritex maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data.

(e)          None of Veritex or any of its Subsidiaries, or to the knowledge of Veritex, any director, officer, employee, agent or other person acting on behalf of Veritex or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Veritex or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Veritex or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Veritex or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Veritex or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Veritex or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Veritex or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.

(f)          As of the date hereof, Veritex, Veritex Community Bank and each other insured depository institution Subsidiary of Veritex maintain regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Veritex nor any of its Subsidiaries has received any notice from a Governmental Entity that its status as “well-capitalized” or that Veritex Community Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g)          Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Veritex, (i) Veritex and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Veritex, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

3.13        Certain Contracts.

(a)          Except as set forth in Section 3.13(a) of the Veritex Disclosure Schedule or as filed with or incorporated into any Veritex Report filed prior to the date hereof, as of the date hereof, neither Veritex nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Veritex Benefit Plan):

(i)          which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)          which contains a provision that materially restricts the conduct of any line of business by Veritex or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage (x) in any line of business or in any geographic region or (y) solicit any customer, client or employee of any person in any jurisdiction (other than, in the case of this clause (y), contracts with vendors or restrictions on soliciting employees arising under confidentiality or non-disclosure entered into by Veritex or any of its Subsidiaries in the ordinary course of business);

(iii)          which is a collective bargaining agreement or similar agreement with any labor organization;

(iv)          (A) that is an agreement for the incurrence of indebtedness by Veritex or any of its Subsidiaries, including any debt for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capitalized or finance leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Veritex or any of its Subsidiaries of, or any similar commitment by Veritex or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an amount that can reasonably be expected to exceed $5,000,000;

(v)          that (x) grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Veritex or its Subsidiaries, taken as a whole or (y) requires Veritex or its Subsidiaries to sell or purchase goods or services on an exclusive basis or make referrals of business to any person on an exclusive basis;

(vi)          which creates future payment obligations in excess of $1,000,000 per annum (other than any such contracts which are terminable by Veritex or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), other than extensions of credit, other customary banking products offered by Veritex or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice;

(vii)          that is a joint venture or other material partnership agreement or arrangement;

(viii)          that is a settlement, consent or similar agreement and contains any material continuing obligations imposed upon Veritex or any of its Subsidiaries; or

(ix)          that relates to the acquisition or disposition of any person, business or asset and under which Veritex or its Subsidiaries have or may have ongoing obligations or liabilities that are material to Veritex and its Subsidiaries, taken as a whole.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Veritex Disclosure Schedule, is referred to herein as a “Veritex Contract,” and neither Veritex nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Veritex, oral notice of, any violation of any Veritex Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Veritex and its Subsidiaries, taken as a whole.  Veritex has made available to Huntington true, correct and complete copies of each Veritex Contract in effect as of the date hereof.

(b)          In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex:  each Veritex Contract is valid and binding on Veritex or one of its Subsidiaries, as applicable, and in full force and effect, Veritex and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Veritex Contract, to the knowledge of Veritex each third-party counterparty to each Veritex Contract has performed all obligations required to be performed by it to date under such Veritex Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Veritex or any of its Subsidiaries or, to the knowledge of Veritex, any counterparty thereto, under any such Veritex Contract.

3.14        Agreements with Regulatory Agencies.  Subject to Section 9.7, neither Veritex nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Veritex Disclosure Schedule, a “Veritex Regulatory Agreement”), nor has Veritex or any of its Subsidiaries been advised in writing or, to the knowledge of Veritex, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Veritex Regulatory Agreement.

3.15        Risk Management Instruments.  Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Veritex or any of its Subsidiaries or for the account of a customer of Veritex or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Veritex or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions).  Veritex and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Veritex, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

3.16        Environmental Matters.  Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex, Veritex and its Subsidiaries are in compliance, and, since January 1, 2023 have complied, with all federal, state and local laws, regulation, orders, decrees, permits, authorizations, common laws and other legal requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, environmental contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”).  There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Veritex, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be likely to result in the imposition, on Veritex or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Veritex, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.  To the knowledge of Veritex, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.  Veritex is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex.

3.17        Investment Securities.

(a)          Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Veritex, each of Veritex and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Veritex Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Veritex or its Subsidiaries.  Such securities and commodities are valued on the books of Veritex in accordance with GAAP in all material respects.

(b)          Veritex and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Veritex believes are prudent and reasonable in the context of their respective businesses, and Veritex and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

3.18          Real Property.  Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Veritex, Veritex or a Veritex Subsidiary has good and marketable title to all of the real property reflected in the latest audited balance sheet included in the Veritex Reports as being owned by Veritex or a Veritex Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Veritex Owned Properties”), free and clear of all material Liens, except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Veritex Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Veritex Owned Properties, the “Veritex Real Property”), free and clear of all material Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of Veritex, the lessor.  There are no material pending or, to the knowledge of Veritex, threatened condemnation proceedings against any Veritex Real Property.

3.19        Intellectual Property.  Veritex and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Veritex, (a) the use of any Intellectual Property by Veritex and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Veritex or any Veritex Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Veritex in writing that Veritex or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the knowledge of Veritex, no person is challenging, infringing on or otherwise violating any right of Veritex or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Veritex or its Subsidiaries; (d) neither Veritex nor any Veritex Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Veritex or any Veritex Subsidiary; and (e) since January 1, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Veritex and its Subsidiaries.  Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Veritex, Veritex and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Veritex and its Subsidiaries.  For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any re-examinations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.20        Related Party Transactions.  There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Veritex or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Veritex or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Veritex Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Veritex), on the other hand, of the type required to be reported in any Veritex Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

3.21        Takeover Restrictions.  The Board of Directors of Veritex has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the Veritex Articles or Veritex Bylaws (any such laws, collectively with any similar provisions of the Veritex Articles or Veritex Bylaws or the Huntington Articles or Huntington Bylaws, as applicable, “Takeover Restrictions”).  In accordance with Section 10.354 of the TBOC, no appraisal or dissenters’ rights will be available to the holders of Veritex Common Stock in connection with the Merger.

3.22        Reorganization.  Veritex has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23        Opinion.  Prior to the execution of this Agreement, the Board of Directors of Veritex has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Veritex Common Stock.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24        Veritex Information.  The information relating to Veritex and its Subsidiaries that is provided by Veritex or its representatives specifically for inclusion in (a) the Proxy Statement, (b) the S-4, (c) the documents and financial statements of Veritex incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Proxy Statement relating to Veritex and its Subsidiaries and other portions within the reasonable control of Veritex and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, no representation or warranty is made by Veritex with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Huntington or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

3.25        Loan Portfolio.

(a)          As of the date hereof, except as set forth in Section 3.25(a) of the Veritex Disclosure Schedule, neither Veritex nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Veritex or any Subsidiary of Veritex is a creditor which as of March 31, 2025 had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of March 31, 2025, ninety (90) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Veritex or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215).  Each “extension of credit” to any such “executive officer” or other “insider” of Veritex or any of its Subsidiaries is subject to and was made and continues to be in compliance with 12 C.F.R. Part 215 in all material respects or is exempt therefrom.  Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.25(a) of the Veritex Disclosure Schedule sets forth a true, correct and complete list of all of the Loans of Veritex and its Subsidiaries that, as of March 31, 2025, had an outstanding balance of $5,000,000 or more and were classified by Veritex as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date.

(b)          Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex, each outstanding Loan of Veritex or its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Veritex and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)          Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Veritex, each outstanding Loan of Veritex or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Veritex and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)          None of the agreements pursuant to which Veritex or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e)          Neither Veritex nor any of its Subsidiaries is now, nor has it ever been since January 1, 2023, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26        Insurance.  Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Veritex, Veritex and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Veritex reasonably has determined to be prudent and consistent with industry practice, and neither Veritex nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Veritex and its Subsidiaries, Veritex or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27        No Investment Adviser or Broker-Dealer Subsidiary.

(a)          Neither Veritex nor any Veritex Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(b)          Neither Veritex nor any Veritex Subsidiary is a broker-dealer required to be registered under the Exchange Act with the SEC.

3.28        No Other Representations or Warranties.

(a)          Except for the representations and warranties made by Veritex in this Article III, neither Veritex nor any other person makes any express or implied representation or warranty with respect to Veritex, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Veritex hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Veritex nor any other person makes or has made any representation or warranty to Huntington or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Veritex, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Veritex in this Article III, any oral or written information presented to Huntington or any of its affiliates or representatives in the course of their due diligence investigation of Veritex, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)          Veritex acknowledges and agrees that neither Huntington nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HUNTINGTON

Except (i) as disclosed in the disclosure schedule delivered by Huntington to Veritex concurrently herewith (the “Huntington Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Huntington Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Huntington that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Huntington Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Huntington hereby represents and warrants to Veritex as follows:

4.1          Corporate Organization.

(a)          Huntington is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act.  Huntington has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects.  Huntington is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Huntington.  True and complete copies of the Articles of Restatement of Charter of Huntington, as amended (“Huntington Articles”), and Amended and Restated Bylaws of Huntington (“Huntington Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Huntington to Veritex.

(b)          Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, each Subsidiary of Huntington (a “Huntington Subsidiary”) is duly organized and validly existing under the laws of its jurisdiction of organization, is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of Huntington to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of each Subsidiary of Huntington that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Huntington, threatened.  Section 4.1(b) of the Huntington Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Huntington as of the date hereof.

4.2          Capitalization.

(a)          As of the date hereof, the authorized capital stock of Huntington consists of 2,250,000,000 shares of Huntington Common Stock and 6,617,808 shares of preferred stock, par value $0.01 per share (“Huntington Preferred Stock”). As of July 10, 2025, no shares of capital stock or other voting securities of Huntington are issued, reserved for issuance or outstanding, other than (i) 1,465,886,320 shares of Huntington Common Stock issued and outstanding, (ii) 9,189,092 shares of Huntington Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Stock Options”), (iii) 30,374,128 shares of Huntington Common Stock reserved for issuance upon the settlement of outstanding restricted stock units in respect of shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Restricted Stock Unit Awards”) (assuming that performance with respect to performance-vesting Huntington Restricted Stock Unit Awards is achieved at maximum performance), (iv) 1,629,382 Huntington deferred stock units in respect of 1,629,382 shares of Huntington Common Stock granted under a Huntington Stock Plan (“Huntington Deferred Stock Unit Awards”), (v) 28,973,960 shares of Huntington Common Stock reserved for issuance pursuant to future grants under the Huntington Stock Plans, and (vi) 877,500 shares of Huntington Preferred Stock issued and outstanding.  As used herein, the “Huntington Stock Plans” shall mean all employee and director equity incentive plans of Huntington in effect as of the date of this Agreement and agreements for equity awards in respect of Huntington Common Stock granted by Huntington under the inducement grant exception.  As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since July 11, 2025 resulting from the exercise, vesting or settlement of any Huntington equity awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Huntington issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of Huntington Common Stock and Huntington Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Huntington may vote are issued or outstanding.  Except as set forth in Section 4.2(a) of the Huntington Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Huntington are issued or outstanding.  Other than Huntington Stock Options, Huntington Restricted Stock Unit Awards and Huntington Deferred Stock Unit Awards, in each case, issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Huntington to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b)          There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Huntington or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Huntington Common Stock or other equity interests of Huntington.  Huntington has paid or made due provision for the payment of all dividends payable on the outstanding shares of Huntington Preferred Stock through the most recent scheduled dividend payment date therefor, and has complied in all material respects with terms and conditions thereof.

(c)          Huntington owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Huntington Subsidiary, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Huntington Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Huntington Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3          Authority; No Violation.

(a)          Huntington has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Huntington.  The Board of Directors of Huntington has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Huntington and its shareholders.  Except for the adoption and approval of the Bank Merger Agreement by the board of directors of The Huntington National Bank and Huntington as its sole shareholder, (b) no other corporate proceedings on the part of Huntington are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Huntington and (assuming due authorization, execution and delivery by Veritex) constitutes a valid and binding obligation of Huntington, enforceable against Huntington in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).  The shares of Huntington Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Huntington will have any preemptive right or similar rights in respect thereof.

(b)          Neither the execution and delivery of this Agreement by Huntington, nor the consummation by Huntington of the transactions contemplated hereby, nor compliance by Huntington with any of the terms or provisions hereof, will (i) violate any provision of the Huntington Articles or the Huntington Bylaws or comparable governing documents of any Huntington Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Huntington, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Huntington or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Huntington or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Huntington.

4.4          Consents and Approvals.  Except for (a) the filing of any required applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval or regulatory waiver of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices listed on Section 3.4 of the Veritex Disclosure Schedule or Section 4.4 of the Huntington Disclosure Schedule and approval or non-objection, as applicable, of such applications, filings and notices, (e) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (f) the filing of the Certificate of Merger with the Texas Secretary pursuant to the TBOC, the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement and the approval of the listing of such Huntington Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Huntington of this Agreement or (ii) the consummation by Huntington of the Merger and the other transactions contemplated hereby (including the Bank Merger).  As of the date hereof, Huntington is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5          Reports.

(a)          Huntington and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Huntington.  Subject to Section 9.7 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Huntington and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Huntington, investigation into the business or operations of Huntington or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.  Subject to Section 9.7, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Huntington or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Huntington or any of its Subsidiaries since January 1, 2023, in each case of clauses (i) and (ii), which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

(b)          An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Huntington or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2023 (the “Huntington Reports”) is publicly available.  No such Huntington Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all Huntington Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Huntington has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Huntington Reports.

4.6          Financial Statements.

(a)          The financial statements of Huntington and its Subsidiaries included (or incorporated by reference) in the Huntington Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Huntington and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Huntington and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Huntington and its Subsidiaries have been, since January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.  PricewaterhouseCoopers LLP has not resigned (or informed Huntington that it intends to resign) or been dismissed as independent public accountants of Huntington as a result of or in connection with any disagreements with Huntington on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, neither Huntington nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Huntington, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Huntington included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)          The records, systems, controls, data and information of Huntington and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Huntington or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.  Huntington (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Huntington, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Huntington by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Huntington’s outside auditors and the audit committee of Huntington’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Huntington’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Huntington, any fraud, whether or not material, that involves management or other employees who have a significant role in Huntington’s internal controls over financial reporting.  These disclosures were made in writing by management to Huntington’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Veritex.  To the knowledge of Huntington, there is no reason to believe that Huntington’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)          Since January 1, 2023, (i) neither Huntington nor any of its Subsidiaries, nor, to the knowledge of Huntington, any director, officer, auditor, accountant or representative of Huntington or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Huntington, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Huntington or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Huntington or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Huntington or any of its Subsidiaries, whether or not employed by Huntington or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Huntington or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Huntington or any committee thereof or similar governing body of any Huntington Subsidiary or any committee thereof, or, to the knowledge of Huntington, to any director or officer of Huntington or any Huntington Subsidiary.

4.7          Broker’s Fees.  Neither Huntington nor any Huntington Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Evercore Group L.L.C. and Commerce Street Capital, LLC.

4.8          Absence of Certain Changes or Events.

(a)          Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

(b)          Since December 31, 2024 through the date of this Agreement, except with respect to the transactions contemplated hereby, Huntington and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9          Legal Proceedings.

(a)          Neither Huntington nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Huntington, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Huntington or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b)          There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Huntington, any of its Subsidiaries or the assets of Huntington or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

4.10          Taxes and Tax Returns.  Each of Huntington and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  All material Taxes of Huntington and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of Huntington and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  The federal income Tax Returns of Huntington and its Subsidiaries for all years up to and including the tax year ended December 31, 2019 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Huntington or any of its Subsidiaries.  There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Huntington and its Subsidiaries or the assets of Huntington and its Subsidiaries.

4.11        Compliance with Applicable Law.

(a)          Huntington and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Huntington, and to the knowledge of Huntington, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(b)          Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, Huntington and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to Huntington or any of its Subsidiaries, including (to the extent applicable to Huntington or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c)          The Huntington National Bank has a Community Reinvestment Act rating of “outstanding” as of its most recently completed Community Reinvestment Act examination.

(d)          Huntington maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data.

(e)          None of Huntington or any of its Subsidiaries, or to the knowledge of Huntington, any director, officer, employee, agent or other person acting on behalf of Huntington or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Huntington or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Huntington or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Huntington or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Huntington or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Huntington or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Huntington or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

(f)          As of the date hereof, Huntington, The Huntington National Bank and each other insured depository institution Subsidiary of Huntington maintain regulatory capital ratios that exceed the levels established for “well capitalized” institutions (under the relevant regulatory capital regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Huntington nor any of its Subsidiaries has received any notice from a Governmental Entity that its status as “well-capitalized” or that The Huntington National Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g)          Except as would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Huntington, (i) Huntington and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Huntington, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

(h)          Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, Huntington and its Subsidiaries are in compliance, and, since January 1, 2023 have complied, with all Environmental Laws.

4.12        Certain Contracts.

(a)          Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Huntington or any of its Subsidiaries is a party or by which Huntington or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Huntington, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Huntington Contract”), and neither Huntington nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Huntington, oral notice of, any violation of any Huntington Contract by any of the other parties thereto which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington.

(b)          In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, each Huntington Contract is valid and binding on Huntington or one of its Subsidiaries, as applicable, and in full force and effect, Huntington and each of its Subsidiaries have performed all obligations required to be performed by it prior to the date hereof under each Huntington Contract, to the knowledge of Huntington, each third-party counterparty to each Huntington Contract has performed all obligations required to be performed by it to date under such Huntington Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Huntington or any of its Subsidiaries or, to the knowledge of Huntington, any counterparty thereto, under any such Huntington Contract.

4.13        Agreements with Regulatory Agencies.  Subject to Section 9.7, neither Huntington nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Huntington Disclosure Schedule, a “Huntington Regulatory Agreement”), nor has Huntington or any of its Subsidiaries been advised, in writing or, to the knowledge of Huntington, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Huntington Regulatory Agreement.

4.14        Information Technology.  Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Huntington, to the knowledge of Huntington, since January 1, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Huntington and its Subsidiaries.

4.15        Related Party Transactions.  There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Huntington or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Huntington or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Huntington Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Huntington), on the other hand, of the type required to be reported in any Huntington Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

4.16        Reorganization.  Huntington has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17        Investment Securities.

(a)          Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington, each of Huntington and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Huntington Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Huntington or its Subsidiaries.  Such securities and commodities are valued on the books of Huntington in accordance with GAAP in all material respects.

(b)          Huntington and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Huntington believes are prudent and reasonable in the context of their respective businesses, and Huntington and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

4.18        Risk Management Instruments.  Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Huntington or any of its Subsidiaries or for the account of a customer of Huntington or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Huntington or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions).  Huntington and each of its Subsidiaries have duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Huntington, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

4.19        Huntington Information.  The information relating to Huntington and its Subsidiaries that is provided by Huntington or its representatives specifically for inclusion in (a) the Proxy Statement, (b) the S-4, (c) the documents and financial statements of Huntington incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Proxy Statement relating to Huntington and its Subsidiaries and other portions within the reasonable control of Huntington and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, no representation or warranty is made by Huntington with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Veritex or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

4.20        Employee Benefit Plans.

(a)          For purposes hereof, “Huntington Benefit Plans” means all Benefit Plans to or with respect to which Huntington or any Subsidiary or any trade or business of Huntington or any of its Subsidiaries, whether or not incorporated, all of which together with Huntington would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Huntington ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Huntington or any of its Subsidiaries or any Huntington ERISA Affiliate, or to which Huntington or any of its Subsidiaries is required or obligated to maintain, contribute to or sponsor, for the benefit of any current or former employee, officer, director or independent contractor of Huntington or any of its Subsidiaries or any Huntington ERISA Affiliate.

(b)          Each Huntington Benefit Plan has been established, operated, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance as would not result in any material liability to Huntington or its Subsidiaries.

(c)          Except as would not result in any material liability to Huntington or its Subsidiaries, with respect to each Huntington Benefit Plan or any other ongoing, frozen or terminated “single employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Huntington, any of its Subsidiaries or any Huntington ERISA Affiliates that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iii) all premiums required to be paid to the PBGC have been timely paid in full, (iv) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Huntington or any of its Subsidiaries, (v) the PBGC has not instituted proceedings to terminate any such Huntington Benefit Plan, (vi) to the knowledge of Huntington, the most recent actuarial report for such Huntington Benefit Plan is accurate in all material respects and (vii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(d)          None of Huntington and its Subsidiaries nor any Huntington ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan, and none of Huntington and its Subsidiaries nor any Huntington ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

4.21          No Other Representations or Warranties.

(a)          Except for the representations and warranties made by Huntington in this Article IV, neither Huntington nor any other person makes any express or implied representation or warranty with respect to Huntington, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Huntington hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Huntington nor any other person makes or has made any representation or warranty to Veritex or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Huntington, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Huntington in this Article IV, any oral or written information presented to Veritex or any of its affiliates or representatives in the course of their due diligence investigation of Huntington, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)          Huntington acknowledges and agrees that neither Veritex nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1          Conduct of Business Prior to the Effective Time; Forbearances.  During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Veritex Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), Veritex shall, and shall cause its Subsidiaries to, (x) conduct its business in the ordinary course in all material respects, and (y) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships.  In addition, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Veritex Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Veritex shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Huntington (such consent not to be unreasonably withheld, conditioned or delayed):

(a)          other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Veritex or any of its wholly-owned Subsidiaries to Veritex or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly owned Subsidiary of Veritex), it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include federal funds borrowings and Federal Home Loan Bank borrowings, the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, sales of certificates of deposit and entry into repurchase agreements, in each case on terms and in amounts consistent with past practice;

(b)          adjust, split, combine or reclassify any capital stock;

(i)          make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by Veritex at a rate not in excess of $0.22 per share of Veritex Common Stock, (B) dividends provided for and paid on any trust preferred securities of Veritex or its Subsidiaries, in each case in accordance with the terms thereof, (C) dividends paid by any of the Subsidiaries of Veritex to Veritex or any of its wholly owned Subsidiaries, or (D) the acceptance of shares of Veritex Common Stock as payment for the exercise price of Veritex Stock Options or for withholding taxes incurred in connection with the exercise of Veritex Stock Options or the vesting or settlement of Veritex Equity Awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

(ii)         grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, including Veritex Equity Awards, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or other equity or voting securities; or

(iii)        issue, sell or otherwise permit to become outstanding any additional shares of capital stock or other equity or voting securities or securities convertible or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the issuance of shares upon the exercise of Veritex Stock Options or the vesting or settlement of Veritex Equity Awards outstanding as of the date hereof or granted on or after the date hereof to the extent permitted under this Agreement;

(c)          sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

(d)          except for transactions in the ordinary course of business (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any investment or acquisition that would be material to Veritex and its Subsidiaries on a consolidated basis, whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise, in or of any property or assets of any other individual, corporation or other entity, in each case other than a wholly owned Subsidiary of Veritex, that would be material to Veritex and its Subsidiaries on a consolidated basis;

(e)          in each case except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any Veritex Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Veritex or its Subsidiaries or (ii) enter into any contract that would constitute a Veritex Contract if it were in effect on the date of this Agreement (it being understood and agreed that entering into a Veritex Contract that would be such pursuant to Section 3.13(a)(ii) or (v)(y) is not ordinary course of business);

(f)          except as required under applicable law or by the terms of any Veritex Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any Veritex Benefit Plan (including any plans, programs, policies, agreements or arrangements that would be considered a Veritex Benefit Plan if in effect as of the date hereof), (ii) amend (whether in writing or through the interpretation of) any Veritex Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Veritex Benefit Plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements, (iii) increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, (iv) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation, (v) accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any Veritex Equity Awards or other equity-based awards or other compensation, (vi) enter into any collective bargaining agreement or similar agreement or arrangement, (vii)  fund or provide any funding for any rabbi trust or similar arrangement, (viii) terminate the employment or services of any Section 16 officer or any employee of Veritex or its Subsidiaries categorized at or above job level 24 (each, an “Identified Employee”) or any employee, independent contractor (who is a natural person) or consultant (who is a natural person) whose annual base salary or base fee is greater than $180,000, in each case other than for cause, or (ix) hire any Identified Employee or any employee, independent contractor (who is a natural person) or consultant (who is a natural person) whose annual base salary or base fee is greater than $180,000;

(g)          except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $250,000 individually or $500,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by Veritex or any of its Subsidiaries in respect thereof) or (ii) that would impose any material restriction on the business of Veritex or its Subsidiaries or the Surviving Corporation or its Subsidiaries;

(h)          take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)           amend the Veritex Articles, the Veritex Bylaws, or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

(j)           merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(k)          materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(l)           implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(m)         (i) enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging policies, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice and (A) in the case of any loan or extension of credit or renewal thereof with a risk rating of 4 or lower/better (as determined in the ordinary course of business consistent with past practice under Veritex’s and its Subsidiaries’ lending policies in effect as of the date hereof), not in excess of $25,000,000 and (B) in the case of any loan or extension of credit or renewal thereof with a risk rating of 5 or higher/worse (as determined in the ordinary course of business consistent with past practice under Veritex’s and its Subsidiaries’ lending policies in effect as of the date hereof), not in excess of $15,000,000; provided, that any consent from Huntington sought pursuant to this clause (ii) shall not be unreasonably withheld; provided, further, that, if Huntington does not respond to any such request for consent within two (2) business days after the relevant loan package is provided to Huntington, such non-response shall be deemed to constitute consent pursuant to this clause (ii);

(n)          make, or commit to make, any capital expenditures that exceed Veritex’s capital expenditure budget set forth in Section 5.1(n) of the Veritex Disclosure Schedule by more than five percent (5%);

(o)          make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(p)          (i) make any application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of Veritex or its Subsidiaries, (ii) other than in consultation with Huntington, make any application for the closing of or close any branch or (iii) other than in consultation with Huntington, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course) in an amount in excess of $250,000 for any individual property or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $100,000;

(q)          knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Veritex or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or the Requisite Veritex Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(r)          agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.1(r).

5.2         Huntington Forbearances.  During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Huntington Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Huntington shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Veritex (such consent not to be unreasonably withheld, conditioned or delayed):

(a)          amend the Huntington Articles or the Huntington Bylaws in a manner that would materially and adversely affect the holders of Veritex Common Stock in a manner that adversely affect the holders of Veritex Common Stock relative to other holders of Huntington Common Stock;

(b)          adjust, split, combine or reclassify any capital stock of Huntington or make, declare or pay any extraordinary dividend on any capital stock of Huntington;

(c)          make any material investment whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise, in or of any property or assets of any other individual, corporation or other entity, other than a wholly owned Subsidiary of Huntington, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals or the Closing;

(d)          merge or consolidate itself or The Huntington National Bank with any other person (i) where it or The Huntington National Bank is not the surviving person or (ii) if the merger or consolidation is reasonably likely to prevent, materially delay or materially impair the receipt of the Requisite Regulatory Approvals or the Closing;

(e)          take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(f)           knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Huntington or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(g)          agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1         Regulatory Matters.

(a)          Huntington and Veritex shall promptly prepare and file with the SEC the Proxy Statement and Huntington shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus.  Huntington and Veritex, as applicable, shall use reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement.  Each of Huntington and Veritex shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Veritex shall thereafter mail or deliver the Proxy Statement to its shareholders.  Huntington shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement as promptly as practicable, and Veritex shall furnish all information concerning Veritex and the holders of Veritex Common Stock as may be reasonably requested in connection with any such action.

(b)          The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.  Huntington and Veritex shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval and any approvals required for the Bank Merger as promptly as reasonably practicable.  The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Requisite Regulatory Approvals) and shall respond as promptly as practicable to the requests of Governmental Entities for documents and information.  Huntington and Veritex shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Veritex or Huntington, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.  Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality.  The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c)          In furtherance and not in limitation of the foregoing, each of Huntington and Veritex shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Huntington, Veritex and their respective Subsidiaries.  Notwithstanding the foregoing, nothing contained herein shall be deemed to require Huntington or Veritex or any of their respective Subsidiaries, and neither Huntington nor Veritex nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with the foregoing or obtaining any permits, consents, approvals and authorizations of Governmental Entities that would reasonably be likely to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to Veritex and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(d)          Huntington and Veritex shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Huntington, Veritex or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.  Each of Huntington and Veritex agrees, as to itself and its Subsidiaries, that none of the information suppl-ied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement and any amendment or supplement thereto will, at the time of filing and the date of mailing to the shareholders of Veritex and at the time of the Veritex Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading, and (iii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  Each of Huntington and Veritex further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement.

(e)          Huntington and Veritex shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(f)           Without limiting the generality of this Section 6.1, Veritex shall, and shall cause its Subsidiaries to, reasonably cooperate with Huntington and its Subsidiaries (including the furnishing of information and by making employees reasonably available) as is reasonably requested by Huntington in order to comply with the requirements of the Comprehensive Capital Analysis and Review and Dodd-Frank Act Stress Testing programs.

6.2         Access to Information.

(a)          Subject to Section 9.7, upon reasonable notice and subject to applicable laws, each of Huntington and Veritex, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of Huntington and Veritex shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request.  Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access.  Neither Huntington nor Veritex nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Huntington’s or Veritex’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)          Each of Huntington and Veritex shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 14, 2025, between Huntington and Veritex (the “Confidentiality Agreement”).

(c)          No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.  Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time.  Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3         Veritex Shareholder Approval.

(a)          Veritex shall take, in accordance with applicable law and the Veritex Articles and Veritex Bylaws, all actions necessary to convene a meeting of its shareholders (the “Veritex Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Veritex Vote required in connection with this Agreement and the Merger.  Except in the case of a Veritex Adverse Recommendation Change, the Board of Directors of Veritex shall use its reasonable best efforts to obtain from the shareholders of Veritex the Requisite Veritex Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement) that they approve this Agreement and the transactions contemplated hereby (the “Veritex Board Recommendation”) and shall not make a Veritex Adverse Recommendation Change except in accordance with this Section 6.3.  Veritex shall engage a proxy solicitor reasonably acceptable to Huntington to assist in the solicitation of proxies from shareholders relating to the Requisite Veritex Vote.  However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Veritex, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger, then, prior to the receipt of the Requisite Veritex Vote, in submitting this Agreement and the Merger to its shareholders, the Board of Directors of Veritex may withhold or withdraw or modify or qualify in a manner adverse to Huntington the Veritex Board Recommendation or may submit this Agreement and the Merger to its shareholders without recommendation (each, a “Veritex Adverse Recommendation Change”) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Veritex may communicate the basis for its Veritex Adverse Recommendation Change to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto; provided, that the Board of Directors of Veritex may not take any actions under this sentence unless (i) it gives Huntington at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Veritex in response to a Veritex Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Veritex Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of Veritex takes into account any amendment or modification to this Agreement proposed by Huntington and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger.  Any material amendment to any Veritex Acquisition Proposal will be deemed to be a new Veritex Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.

(b)          Except in the case of a Veritex Adverse Recommendation Change, Veritex shall adjourn or postpone the Veritex Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Veritex Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Veritex has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Veritex Vote.  Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Veritex Meeting shall be convened and this Agreement and the Merger shall be submitted to the shareholders of Veritex at the Veritex Meeting, for the purpose of voting on the approval of this Agreement and the Merger and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Veritex of such obligation.  Veritex shall only be required to adjourn or postpone the Veritex Meeting two (2) times pursuant to the first sentence of this Section 6.3(b).

6.4         Legal Conditions to Merger.  Subject in all respects to Section 6.1 of this Agreement, each of Huntington and Veritex shall, and shall cause its Subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Veritex or Huntington or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5         Stock Exchange Listing.  Huntington shall cause the shares of Huntington Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6         Employee Matters.

(a)          Huntington shall provide the employees of Veritex and its Subsidiaries as of the Effective Time (the “Continuing Employees”), during the periods specified below for so long as they are employed following the Effective Time, with the following:  (i) during the period commencing at the Effective Time and ending on the first anniversary thereof, annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time, (ii) during the period commencing at the Effective Time and ending on December 31 of the calendar year during which the Effective Time occurs, (A) target incentive opportunities (excluding equity-based awards but including any annual or short-term cash incentive) that are no less favorable than those provided to each such Continuing Employee immediately prior to the Effective Time, and (B) employee benefits (other than severance and retention benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Effective Time; and (iii) during the period commencing on January 1 of the calendar year immediately following the year in which the Effective Time occurs and ending on the first anniversary of the Effective Time, (A) target incentive opportunities (including equity-based awards) that are substantially comparable in the aggregate to those provided to similarly situated employees of Huntington and its Subsidiaries, and (B) employee benefits (other than severance and retention benefits) that are substantially comparable in the aggregate to those provided to similarly situated employees of Huntington and its Subsidiaries (excluding any frozen benefit plans of Huntington and its Subsidiaries or benefit plans that exclusively provide benefits to a grandfathered group of employees of Huntington and its Subsidiaries); provided, that until such time as Huntington fully integrates the Continuing Employees into its plans, participation in the Veritex Benefit Plans shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the plans of Huntington and its Subsidiaries on different dates following the Effective Time with respect to different benefit plans.  For a period beginning at the Effective Time and continuing through the first anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance-qualifying circumstances shall be eligible to receive severance benefits as set forth on Section 6.6(a) of the Veritex Disclosure Schedule, subject to such employee’s execution (and non-revocation) of a release of claims.

(b)          With respect to any employee benefit plans of Huntington or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Huntington and its Subsidiaries shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Veritex Benefit Plan; (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a Veritex Benefit Plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous Veritex Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans; and (iii) use commercially reasonable efforts to recognize all service of such employees with Veritex and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Veritex Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any retiree medical plan or defined benefit pension plan, (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits, or (D) for purposes of any equity incentive awards granted by Huntington.

(c)          Effective as of the Effective Time, Huntington agrees to assume and honor all Veritex Benefit Plans in accordance with their terms as of the date hereof, it being understood that this sentence shall not be construed to limit the ability of Huntington or any of its Subsidiaries or affiliates to amend or terminate any Veritex Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable plan. Huntington and Veritex shall take the actions necessary to implement the commitments set forth in Section 6.6(c) of the Huntington Disclosure Schedule.

(d)          Unless otherwise requested by Huntington in writing at least five (5) business days prior to the Effective Time, Veritex shall cause any 401(k) plan sponsored or maintained by Veritex (the “Veritex 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing.  In the event that the Veritex 401(k) Plan is terminated, the Continuing Employees shall be eligible to participate, effective as soon as reasonably practicable (and not more than thirty (30) days) after the Effective Time, in a 401(k) plan sponsored or maintained by Huntington or one of its Subsidiaries (a “Huntington 401(k) Plan”).  Veritex and Huntington shall take any and all actions as may be required, including amendments to the Veritex 401(k) Plan and/or Huntington 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Huntington 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.  Veritex shall provide Huntington with evidence that the Veritex 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.6(d); provided, that prior to amending or terminating the Veritex 401(k) Plan, Veritex shall provide the form and substance of any applicable resolutions or amendments to Huntington for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).

(e)          On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by Veritex with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of Huntington, and Veritex shall consider in good faith revising such notice or communication to reflect any comments or advice that Huntington timely provides.

(f)           With respect to each of Veritex’s annual cash incentive plans (each, a “Veritex Incentive Plan”) in place for the fiscal year in which the Effective Time occurs, Huntington shall, or shall cause its applicable Subsidiary (including the Surviving Corporation, as applicable) to, pay to each Continuing Employee who participates in such a Veritex Incentive Plan and remains employed with Huntington, the Surviving Corporation or their respective Subsidiaries through the end of such fiscal year (or, if later, and if required by the applicable Veritex Incentive Plan, through the applicable payment date), at the same time or times that Huntington, the Surviving Corporation or their applicable Subsidiary pays annual bonuses in respect of such fiscal year to other similarly situated employees thereof, but in no event later than March 15 immediately after the end of such fiscal year, a cash bonus for such fiscal year (the “Annual Bonus”) that is equal to the Annual Bonus that such Continuing Employee is entitled to receive under the applicable Veritex Incentive Plan based on actual level of achievement of the applicable performance criteria for such fiscal year (as determined after giving appropriate effect to the transactions contemplated hereby, including any costs, fees and expenses associated with the transactions contemplated hereby or any nonrecurring charges that would not reasonably be expected to have been incurred by Veritex or its Subsidiaries had the transactions contemplated hereby not arisen or occurred) and, with respect to cash bonuses under a Veritex Incentive Plan that provides for discretionary annual cash bonuses, the aggregate amount of the Annual Bonuses paid under each such plan shall generally be the same as the aggregate amount of the discretionary annual cash bonuses paid under such Veritex Incentive Plan with respect to the prior fiscal year (taking into account any necessary adjustments for changes in the number of eligible participants under any such plan), with the individual allocations of the awards under such plans to Continuing Employees to be consistent with past practice.

(g)          Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Veritex or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Veritex, Huntington, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Veritex, Huntington or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Veritex or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause.  Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Veritex Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Huntington or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Veritex Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.  Without limiting the generality of Section 9.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Veritex or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7         Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Veritex and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Veritex Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Veritex or any of its Subsidiaries or is or was serving at the request of Veritex or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement, and the Surviving Corporation shall also advance expenses as incurred by the Veritex Indemnified Party to the fullest extent permitted by applicable law; provided, that in the case of advancement of expenses the Veritex Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Veritex Indemnified Party is not entitled to indemnification.

(b)          For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Veritex (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Veritex or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of three hundred percent (300%) of the current annual premium paid as of the date hereof by Veritex for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance that, in its good-faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.  In lieu of the foregoing, Veritex, in consultation with, but only upon the consent of Huntington, may (and at the request of Huntington, Veritex shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Veritex’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.  If Veritex purchases such a tail policy, the Surviving Corporation shall maintain such tail policy in full force and effect and continue to honor its obligations thereunder.

(c)          The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Veritex Indemnified Party and his or her heirs and representatives.  If the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

(d)          The obligations of the Surviving Corporation, Huntington and Veritex under this Section 6.7 shall not be terminated or modified in a manner so as to adversely affect any Veritex Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected person.

6.8         Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Huntington or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the then current officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.

6.9         Advice of Changes.  Huntington and Veritex shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10       Dividends.  After the date of this Agreement, each of Huntington and Veritex shall coordinate with the other the declaration of any dividends in respect of Huntington Common Stock and Veritex Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Veritex Common Stock shall not receive two (2) dividends, or fail to receive one (1) dividend, in any quarter with respect to their shares of Veritex Common Stock and any shares of Huntington Common Stock any such holder receives in exchange therefor in the Merger.

6.11        Huntington Foundation:  Texas Commitment. At or prior to the Closing, Huntington will contribute $10,000,000 to The Huntington Foundation, which amount will be dedicated to the markets in which Veritex operates. The Huntington Foundation will make all decisions regarding the award of such funds, and Huntington Bank’s President, Consumer and Regional Banking will work with Malcolm Holland to identify organizations and opportunities that are consistent with Huntington’s charitable giving guidelines. Huntington anticipates fully distributing such funds over a five (5)-year period following the Closing.

6.12       Acquisition Proposals.

(a)          Veritex shall not, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Veritex Acquisition Proposal, except to notify a person that has made or, to the knowledge of Veritex, is making any inquiries with respect to, or is considering making, a Veritex Acquisition Proposal of the existence of the provisions of this Section 6.12(a); provided, that, prior to the receipt of the Requisite Veritex Vote, in the event Veritex receives an unsolicited bona fide written Veritex Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Veritex shall have provided such information to Huntington, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Veritex.  Veritex will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Huntington with respect to any Veritex Acquisition Proposal.  Veritex will promptly (and in any event within one (1) business day) advise Huntington following receipt of any Veritex Acquisition Proposal or any inquiry which could reasonably be expected to lead to a Veritex Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Veritex Acquisition Proposal) and will keep Huntington reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Veritex Acquisition Proposal.  Veritex shall use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Board of Directors of Veritex, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.  During the term of this Agreement, Veritex shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12(a)) relating to any Veritex Acquisition Proposal.  As used in this Agreement, “Veritex Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Veritex and its Subsidiaries or 25% or more of any class of equity or voting securities of Veritex or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Veritex, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Veritex or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Veritex, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Veritex or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Veritex.

(b)          Nothing contained in this Agreement shall prevent either party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Veritex Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such Rules and disclosures will in no way eliminate or modify the effect that any action pursuant to such Rules or any such disclosures would otherwise have under this Agreement.

6.13       Public Announcements.  Veritex and Huntington shall each use their reasonable best efforts to develop a joint communications plan, to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of (i) any announcement required by applicable law or regulation, or a request by a Governmental Entity, (ii) communications that are substantially similar to communications previously approved pursuant to this Section 6.13, (iii) communications permitted by Section 6.3 or (iv) an obligation pursuant to any listing agreement with or rules of any securities exchange, Veritex and Huntington agree to consult with each other and to obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.14       Change of Method.  Huntington may at any time change the method of effecting the Merger if and to the extent requested by Huntington, and Veritex agrees to enter into such amendments to this Agreement as Huntington may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to Veritex’s shareholders or (iii) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

6.15       Restructuring Efforts.  If Veritex shall have failed to obtain the Requisite Veritex Vote at the duly convened Veritex Meeting or any adjournment or postponement thereof, the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (provided, however, that no party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the amount or kind of the Merger Consideration, in a manner adverse to such party or its shareholders or (ii) adversely affect the Tax treatment of the Merger with respect to such party or its shareholders) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its shareholders for approval.

6.16       Takeover Restrictions.  Veritex shall not take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and Veritex shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect.  If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, Veritex will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.17       Exemption from Liability Under Section 16(b).  Veritex and Huntington agree that, in order to most effectively compensate and retain those officers and directors of Veritex subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Veritex Insiders”), both prior to and after the Effective Time, it is desirable that Veritex Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Veritex Common Stock and Veritex Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17.  The Boards of Directors of Huntington and of Veritex, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (x) in the case of Veritex, any dispositions of Veritex Common Stock or Veritex Equity Awards by Veritex Insiders and (y) in the case of Huntington, any acquisitions of Huntington Common Stock or equity awards of Huntington into which the Veritex Equity awards are converted by any Veritex Insiders who, immediately following the Merger, will be officers or directors of Huntington subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18       Litigation and Claims.  Each of Huntington and Veritex shall, to the extent permitted under applicable law and regulation, promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Huntington or Veritex, as applicable, threatened against Huntington, Veritex or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Huntington, Veritex, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.  Veritex shall give Huntington the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Veritex and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Huntington’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.19       Assumption of Veritex Debt.  Effective at the Effective Time (or at the effective time of the Bank Merger for any debt of Veritex Community Bank), Huntington or The Huntington National Bank, as applicable, shall, to the extent permitted thereunder and required thereby, assume the due and punctual performance and observance of the covenants to be performed by Veritex or Veritex Community Bank pursuant to the definitive documents governing the short-term and long-term borrowings set forth on Section 6.19 of the Veritex Disclosure Schedule, and the due and punctual payment of the principal of such borrowings (and premium, if any) and interest thereon.  In connection therewith, (i) Huntington and Veritex shall, and shall cause The Huntington National Bank and Veritex Community Bank respectively to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) Veritex shall, and shall cause Veritex Community Bank to, use reasonable best efforts to execute and deliver any officer’s certificates or other documents, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time or the effective time of the Bank Merger, as applicable.

ARTICLE VII

 CONDITIONS PRECEDENT

7.1         Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          Shareholder Approval.  This Agreement shall have been approved by the shareholders of Veritex by the Requisite Veritex Vote.

(b)          Stock Exchange Listing.  The shares of Huntington Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, in each case subject to official notice of issuance.

(c)          S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d)          No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect.  No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

(e)          Regulatory Approvals.  (i) All regulatory authorizations, consents, orders or approvals (x) from the Federal Reserve Board and the OCC and (y) set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington or the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”) and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

7.2         Conditions to Obligations of Huntington.  The obligation of Huntington to effect the Merger is also subject to the satisfaction, or waiver by Huntington, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Veritex set forth in (i) Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 3.1(a), 3.1(b) (with respect to Veritex Community Bank only), 3.2(c) (with respect to Veritex Community Bank only) and 3.3(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date).  All other representations and warranties of Veritex set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Veritex or the Surviving Corporation.  Huntington shall have received a certificate signed on behalf of Veritex by the Chief Executive Officer or the Chief Financial Officer of Veritex to the foregoing effect.

(b)          Performance of Obligations of Veritex.  Veritex shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Huntington shall have received a certificate signed on behalf of Veritex by the Chief Executive Officer or the Chief Financial Officer of Veritex to such effect.

(c)          Federal Tax Opinion.  Huntington shall have received the opinion of Wachtell, Lipton, Rosen & Katz (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to Huntington, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Huntington and Veritex reasonably satisfactory in form and substance to such counsel.

7.3         Conditions to Obligations of Veritex.  The obligation of Veritex to effect the Merger is also subject to the satisfaction or waiver by Veritex at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Huntington set forth in (i) Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 4.1(a), 4.1(b) (with respect to The Huntington National Bank only), 4.2(c) (with respect to The Huntington National Bank only) and 4.3(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date).  All other representations and warranties of Huntington set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Huntington.  Veritex shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer or the Chief Financial Officer of Huntington to the foregoing effect.

(b)          Performance of Obligations of Huntington.  Huntington shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Veritex shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer or the Chief Financial Officer of Huntington to such effect.

(c)          Federal Tax Opinion.  Veritex shall have received the opinion of Simpson Thacher & Bartlett LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to Veritex, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Huntington and Veritex reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1         Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Veritex Vote:

(a)          by mutual consent of Huntington and Veritex in a written instrument;

(b)          by either Huntington or Veritex if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)          by either Huntington or Veritex if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)          by either Huntington or Veritex (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Veritex, in the case of a termination by Huntington, or Huntington, in the case of a termination by Veritex, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Huntington, or Section 7.3, in the case of a termination by Veritex, and which is not cured by the earlier of the Termination Date and 45 days following written notice to Veritex, in the case of a termination by Huntington, or Huntington, in the case of a termination by Veritex, or by its nature or timing cannot be cured during such period; or

(e)          by Huntington, prior to such time as the Requisite Veritex Vote is obtained, if Veritex or the Board of Directors of Veritex (i) withholds, withdraws, modifies or qualifies in a manner adverse to Huntington the Veritex Board Recommendation, (ii) fails to make the Veritex Board Recommendation in the Proxy Statement, (iii) adopts, approves, recommends or endorses a Veritex Acquisition Proposal or publicly announces an intention to adopt, approve, recommend or endorse a Veritex Acquisition Proposal, (iv) fails to publicly and without qualification (A) recommend against any Veritex Acquisition Proposal or (B) reaffirm the Veritex Board Recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Veritex Meeting) after a Veritex Acquisition Proposal is made public or any request by Huntington to do so, or (v) materially breaches its obligations under Section 6.3 or Section 6.12.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2         Effect of Termination.

(a)          In the event of termination of this Agreement by either Huntington or Veritex as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Huntington, Veritex, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX (other than Section 9.13) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Huntington nor Veritex shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of any provision of this Agreement occurring prior to termination (which, in the case of Veritex, shall include the loss to the holders of its capital stock and of Veritex Equity Awards of the economic benefits of the Merger (including the loss of premium offered to the shareholders of Veritex), it being understood that Veritex shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Veritex Equity Awards in its sole and absolute discretion, and any amounts received by Veritex in connection therewith may be retained by Veritex).  “Willful Breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b)          In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Veritex Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Veritex or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Veritex Meeting) a Veritex Acquisition Proposal with respect to Veritex and (A) thereafter this Agreement is terminated by either Huntington or Veritex pursuant to Section 8.1(c) without the Requisite Veritex Vote having been obtained or (B) thereafter this Agreement is terminated by Huntington pursuant to Section 8.1(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Veritex enters into a definitive agreement or consummates a transaction with respect to a Veritex Acquisition Proposal (whether or not the same Veritex Acquisition Proposal as that referred to above), then Veritex shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Huntington, by wire transfer of same day funds, a fee equal to $56,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Veritex Acquisition Proposal to “25%” shall instead refer to “50%”.

 (i)          In the event that this Agreement is terminated by Huntington pursuant to Section 8.1(e), then Veritex shall pay Huntington, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days thereafter).

(c)          In no event shall Veritex be required to pay the Termination Fee on more than one occasion.

(d)          Each of Huntington and Veritex acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit.  In addition, if Veritex fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.  The amounts payable by Veritex pursuant to Section 8.2(b) and this Section 8.2(d) constitute liquidated damages and not a penalty, and, except in the case of fraud or Willful Breach by Veritex of any provision herein occurring prior to termination, shall be the sole monetary remedy of Huntington in the event of a termination of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1         Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2         Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Veritex Vote; provided, however, that after the receipt of the Requisite Veritex Vote there may not be, without further approval of such shareholders of Veritex or Huntington, as applicable, any amendment of this Agreement that requires such further approval under applicable law.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.

9.3         Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party hereto, waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Veritex Vote there may not be, without further approval of such shareholders of Veritex or Huntington, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4         Expenses.  Except (i) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC and any other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated hereby, which shall be borne equally by Huntington and Veritex, and (ii) as otherwise expressly provided in this Agreement, including in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5         Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by e-mail if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, provided that no “error” message or other notification of non-delivery is generated, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Veritex, to:

Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75525
Attention:     Philip Donnelly, Senior Executive Vice President and
General Counsel
E-mail:          [***]

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
Attention:     Sven Mickisch; Timothy Gaffney
E-mail:          sven.mickisch@stblaw.com
timothy.gaffney@stblaw.com

and

if to Huntington, to:

Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287
Attention:     Marcy C. Hingst, General Counsel
E-mail:          [***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Attention:     Edward D. Herlihy and Nicholas G. Demmo
E-mail:          EDHerlihy@wlrk.com and NGDemmo@wlrk.com

9.6         Interpretation.  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The word “or” shall not be exclusive.  References to “the date hereof” shall mean the date of this Agreement.  As used in this Agreement, the “knowledge” of Veritex means the actual knowledge of any of the officers of Veritex listed on Section 9.6 of the Veritex Disclosure Schedule, and the “knowledge” of Huntington means the actual knowledge of any of the officers of Huntington listed on Section 9.6 of the Huntington Disclosure Schedule.  As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, Columbus, Ohio or Dallas, Texas are authorized by law or executive order to be closed, (b) the term “person” means any individual, corporation (including not‑for‑profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) the term “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof and (e) references to a party’s shareholders shall mean, in the case of Huntington, its stockholders.  The Veritex Disclosure Schedule and the Huntington Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.  All references to “dollars” or “$” in this Agreement are to United States dollars.  This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7         Confidential Supervisory Information.  No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

9.8         Counterparts.  This Agreement may be executed in counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9         Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10       Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of Veritex shall be subject to the laws of the State of Texas and matters relating to the fiduciary duties of the Board of Directors of Huntington shall be subject to the laws of the State of Maryland).

(b)          Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.11        Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT:  (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12       Assignment; Third-Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.  Any purported assignment in contravention hereof shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Veritex Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.  Except as provided in Section 6.7, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.13       Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.14       Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15       Delivery by Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e‑mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of e‑mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e‑mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Stephen D. Steinour
	Name:	Stephen D. Steinour
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

VERITEX HOLDINGS, INC.

By:	/s/ C. Malcolm Holland, III
	Name:	C. Malcolm Holland, III
	Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
FORM OF BANK MERGER AGREEMENT

Exh.A-1

FORM OF AGREEMENT AND PLAN OF MERGER OF
VERITEX COMMUNITY BANK
WITH AND INTO
THE HUNTINGTON NATIONAL BANK

This Agreement and Plan of Merger (this “Agreement”), dated as of [●], 2025, is made by and between The Huntington National Bank, a national bank, and Veritex Community Bank, a Texas state-chartered bank.

WITNESSETH:

WHEREAS, The Huntington National Bank is a national banking association duly organized and existing under the laws of the United States, with its main office located in Columbus, Ohio, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”), and has authorized capital stock consisting of (a) 4,000,000 shares of common stock, par value $10 per share, of which 4,000,000 shares of common stock are issued and outstanding as of the date hereof; (b) 500,000 shares of Class B preferred stock, par value $1,000 per share, of which no shares are issued and outstanding as of the date hereof; (c) 2,000,000 shares of Class C preferred stock, par value $25 per share, of which no shares are issued and outstanding as of the date hereof; (d) 14,000,000 shares of Class D preferred stock, par value $25 per share, of which no shares are issued and outstanding as of the date hereof; (e) 400,000 shares of Class E preferred stock, par value $1,000 per share, of which no shares are issued and outstanding as of the date hereof; (f) 500,000 shares of Class F preferred stock, par value $1,000 per share, of which 490,000 shares are issued and outstanding as of the date hereof; and (g) 300,000 shares of Class G preferred stock, par value $1,000 per share, of which 290,000 shares are issued and outstanding as of the date hereof;

WHEREAS, Veritex Community Bank is a Texas state-chartered bank duly organized and existing under the laws of the United States, with its main office located in Dallas, Texas, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Veritex Holdings, Inc., a Texas corporation (“Veritex”), and has authorized capital stock consisting of 80,000 shares of common stock, par value $1.00 per share, of which 80,000 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Huntington and Veritex have entered into an Agreement and Plan of Merger, dated as of July 13, 2025 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Veritex will merge with and into Huntington (the “Merger”), with Huntington surviving the merger as the surviving corporation;

WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Veritex Community Bank with and into The Huntington National Bank, with The Huntington National Bank surviving the merger (the “Bank Merger”); and

WHEREAS, the board of directors of The Huntington National Bank and the board of directors of Veritex Community Bank deem the Bank Merger advisable and in the best interests of their respective banks, and have each adopted resolutions authorizing and approving the execution and delivery of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

BANK MERGER

Section 1.01         The Bank Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Veritex Community Bank shall be merged with and into The Huntington National Bank in accordance with the provisions of, and with the effects provided in, applicable law (including 12 U.S.C. § 215a-1, 12 U.S.C. § 1831u , 12 U.S.C. § 1828(c) and Texas Fin. Code § 32.501).  At the Effective Time, the separate existence of Veritex Community Bank shall cease, and The Huntington National Bank, as the surviving entity in the Bank Merger (the “Surviving Bank”), shall continue its existence under the laws of the United States as a national banking association.  The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time.  Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of Veritex Community Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time, in each case without limiting the authority under applicable law of The Huntington National Bank or of the Surviving Bank (as applicable) to close, relocate or otherwise make any change regarding any such branch.

Section 1.02         Closing.  The closing of the Bank Merger will take place immediately following the Merger, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party or parties entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

Section 1.03          Effective Time.  On the terms and subject to the conditions of this Agreement and subject to applicable law, the Bank Merger shall become effective as set forth in the certification of merger issued by the Office of the Comptroller of the Currency (“OCC”) (the date and time of such effectiveness being herein referred to as the “Effective Time”).

Section 1.04          Articles of Association and By‑laws.  The national bank charter, articles of association and bylaws of The Huntington National Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 1.05          Name and Main Office.  The name of the Surviving Bank shall be “The Huntington National Bank” and the main office of the Surviving Bank shall be at 17 South High Street, Columbus, Ohio 43215.

Section 1.06          Tax Treatment.  It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

ARTICLE II

TREATMENT OF SHARES

Section 2.01          Effect on Veritex Community Bank Capital Stock.  At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Veritex Community Bank, all shares of Veritex Community Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 2.02          Effect on The Huntington National Bank Capital Stock.  Each share of The Huntington National Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

ARTICLE III

COVENANTS

Section 3.01          If at any time the Surviving Bank shall reasonably require that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Veritex Community Bank as of the Effective Time or otherwise carry out the provisions hereof, the proper officers and directors of Veritex Community Bank, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of Veritex Community Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

ARTICLE IV

CONDITIONS PRECEDENT

Section 4.01          The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

a.
The approval of the OCC under 12 U.S.C. § 215a-1, 12 U.S.C. § 1831u and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

b.	The Merger shall have been consummated in accordance with the terms of the Merger Agreement.

c.
No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.

d.	This Agreement and the Bank Merger shall have been approved, or ratified and confirmed, as applicable, by the sole shareholder of each of The Huntington National Bank and Veritex Community Bank.

ARTICLE V

TERMINATION AND AMENDMENT

Section 5.01          Termination.  This Agreement may be terminated at any time prior to the Effective Time by a written instrument executed by each of the parties hereto.  This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement as therein provided.

Section 5.02          Amendment.  This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE VI

GENERAL PROVISIONS

Section 6.01          Representations and Warranties.  Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

Section 6.02          Nonsurvival of Agreements.  None of the representations, warranties or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement in accordance with Section 5.01.

Section 6.03          Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be duly deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to The Huntington National Bank, to:

Huntington Bancshares Incorporated
41 South High Street
Columbus, OH  43287
Attention:     Marcy Hingst, General Counsel
E-mail:         [***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY  10019
Attention:     Edward D. Herlihy and Nicholas G. Demmo
E-mail:         EDHerlihy@wlrk.com and NGDemmo@wlrk.com

If to Veritex Community Bank, to:

Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225
Attention:     Philip Donnelly, Senior Executive Vice President and
General Counsel
E-mail:         [***]

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
Attention:     Sven Mickisch and Timothy Gaffney
E-mail:         sven.mickisch@stblaw.com and
timothy.gaffney@stblaw.com

Section 6.04          Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  References to “the date hereof” shall mean the date of this Agreement.

Section 6.05          Counterparts.  This Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 6.06          Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

Section 6.07          Governing Law; WAIVER OF JURY TRIAL.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law principles, except to the extent that the federal laws of the United States shall be applicable hereto.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

Section 6.08          Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 6.09          Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.09 shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

VERITEX COMMUNITY BANK

By:
Title:

THE HUNTINGTON NATIONAL BANK

By:
Title: